Exhibit 99.1

Ellomay Announces Execution of Framework Agreement for the Development of Photovoltaic Projects in
an Aggregate Capacity of 250 MW in Italy

Tel-Aviv, Israel, November 19, 2019 – Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe and Israel, today announced the execution of a Framework Agreement between its wholly-owned subsidiary, Ellomay Luxemburg Holdings S.àr.l. (“Ellomay Luxemburg”), and an established and experienced European developer and contractor (the “Developer”).

Pursuant to the Framework Agreement, the Developer will scout and develop photovoltaic greenfield projects in Italy with the aim of reaching an aggregate authorized capacity of at least 250 MW over a three-year period. The Developer is currently in various advanced development stages of projects in an aggregate capacity of approximately 100 MW. It is currently estimated by the Developer that projects with an aggregate capacity of approximately 70 MW will achieve “ready to build” status by the end of 2020.

The Framework Agreement provides that each project will be presented to Ellomay Luxemburg when it becomes “ready to build”. Thereafter, if Ellomay Luxemburg accepts the project, the Developer is obligated to transfer to Ellomay Luxemburg 100% of the share capital of the entity that holds the rights to the project. With respect to each project, subject to the conditions set forth in the Framework Agreement, Ellomay Luxemburg will enter into engineering, procurement and construction (“EPC”) and operation and maintenance (“O&M”) contracts with the Developer to construct and operate the projects.

The Framework Agreement provides that when the first project under the Framework Agreement achieves the positive environmental impact assessment, the parties will negotiate the terms of a model lump-sum, turnkey EPC contract and O&M contract, which will be executed with the Developer in connection with all projects acquired under the Framework Agreement.

In connection with the execution of the Framework Agreement, Ellomay Luxemburg paid the Developer an advance payment in an amount that is not material to the Company, based on the target aggregate project capacity of 250 MW, and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.

The advancement and development of projects that will become part of the Framework Agreement is subject to various conditions, including receipt of regulatory approvals and licenses and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will reach the “ready to build” status and as to the number and aggregate capacity of projects that Ellomay Luxemburg will decide to acquire, and any such future decision will be subject to the relevant circumstances existing at the time a project reaches the “ready to build” status under the Framework Agreement.

Ran Fridrich, CEO of Ellomay noted: “The Company is pleased to update on the execution of the Framework Agreement with a developer and contractor that Ellomay Luxemburg has worked with for many years. We recognize the potential in the developing Italian renewable energy sector, which is based on market prices and not on governmental subsidies. Ellomay Luxemburg has been operating in the Italian energy market for a substantial period and this experience will enable us to utilize all the benefits included in this business opportunity.”

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy and Spain, including:

•	Approximately 22.6MW of photovoltaic power plants in Italy, approximately 7.9MW of photovoltaic power plants in Spain and a photovoltaic power plant of approximately 9 MW in Israel;
•
9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

•
75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

•
100% of Groen Gas Goor B.V. and of Groen Gas Oude-Tonge B.V., project companies developing anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively;

•	51% of Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300MW in the municipality of Talaván, Cáceres, Spain.

Ellomay Capital is controlled by Mr. Shlomo Nehama, Mr. Hemi Raphael and Mr. Ran Fridrich. Mr. Nehama is one of Israel’s prominent businessmen and the former Chairman of Israel’s leading bank, Bank Hapohalim, and Messrs. Raphael and Fridrich both have vast experience in financial and industrial businesses. These controlling shareholders, along with Ellomay’s dedicated professional management, accumulated extensive experience in recognizing suitable business opportunities worldwide. Ellomay believes the expertise of Ellomay’s controlling shareholders and management enables the Company to access the capital markets, as well as assemble global institutional investors and other potential partners. As a result, we believe Ellomay is capable of considering significant and complex transactions, beyond its immediate financial resources.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including the number of projects that reach the “ready to build” status and prevailing market and economic conditions. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:
Kalia Weintraub
CFO
Tel: +972 (3) 797-1111
Email: hilai@ellomay.com